                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ____________

                                 SCHEDULE 13G
                               (Rule 13d - 102)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)



                           MICROSTRATEGY INCORPORATED
         -----------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.001 par value
         -----------------------------------------------------------
                        (Title of Class of Securities)


                                  594972 10 1
         -----------------------------------------------------------

                                (CUSIP Number)


                               December 31, 2000
         -----------------------------------------------------------

            (Date of Event That Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [_]   Rule 13d-1(b)
                              [_]   Rule 13d-1(c)
                              [X]   Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================


  CUSIP NO. 594972 10 1               13G                        Page 2 of 6


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Thomas P. Spahr

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
       United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF             1,532,190

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          Zero.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,532,190

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          Zero.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,532,190
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
       5.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

===============================================================================


  CUSIP NO. 594972 10 1               13G                        Page 3 of 6


------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            --------------
            MicroStrategy Incorporated (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            8000 Towers Crescent Drive, Vienna, Virginia 22182.

Item 2(a).  Name of Persons Filing.
            -----------------------
            Thomas P. Spahr

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------
            c/o Microstrategy Incorporated, 8000 Towers Crescent Drive, Vienna, Virginia 22182.

Item 2(c).  Citizenship:
            -----------
            United States.

Item 2(d).  Title of Class of Securities:
            ----------------------------
            This statement relates to shares of Class A Common Stock, $.001 par value (the "Class A Common Stock"), of the Issuer.

Item 2(e).  CUSIP Number:
            ------------
            594972 10 1.

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

(a) [_]   Broker or dealer registered under Section 15 of the Exchange Act.

(b) [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_]   Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [_]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

===============================================================================


  CUSIP NO. 594972 10 1               13G                        Page 4 of 6


------------------------------------------------------------------------------

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.    Ownership.

(a)  Amount Beneficially Owned.
     --------------------------

     Amount beneficially owned by reporting person as of December 31, 2000:
     1,532,190/1/


(b)  Percent of Class.
     -----------------

     5.1%

(c)  Number of shares as to which such person has:

     (i)    Sole power to vote or direct the vote: 1,532,190/1/.

     (ii)   Shared power to vote or direct the vote: zero

     (iii)  Sole power to dispose or direct the disposition: 1,532,190/1/.

     (iv)   Shared power to dispose or direct the disposition of:  zero.

-----------
/1/  Includes (i) 139,000 shares of Class A Common Stock owned by Mr. Spahr,
     (ii) 1,364,000 shares of Class B Common Stock, $.001 par value, owned by Mr. Spahr and convertible at any time at the option of Mr. Spahr into shares of Class A Common Stock on a one-for-one basis; (iii) 10,190 options to purchase Class A Common Stock granted to Mr. Spahr which are presently exercisable or exercisable within 60 days of the date of this report and
     (iv) 19,000 shares of Class A Common Stock held by The Spahr Foundation, of which Mr. Spahr serves as President. Does not include 48,000 shares of Class A Common Stock held by The Spahr Family Trust administered by Mr. Spahr's spouse. By reason of such status, Mr. Spahr may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by The Spahr Family Trust. Mr. Spahr disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended. If it were determined that Mr. Spahr beneficially owned such shares, he would own 1,580,190 shares or 5.2% of the Class A Common Stock.

===============================================================================


  CUSIP NO. 594972 10 1               13G                        Page 5 of 6


------------------------------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

===============================================================================


  CUSIP NO. 594972 10 1               13G                        Page 6 of 6


------------------------------------------------------------------------------


                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.






Dated:  February 19, 2001       /s/ Thomas P. Spahr
                                ----------------------------------
                                Thomas P. Spahr